Exhibit 99.5

CONSENT OF QUALIFIED PERSON

I, Mark Mathisen, CPG, consent to the public filing of the technical report titled “Arrow Deposit, Rook I Project, Saskatchewan, NI 43-101 Technical Report on Pre-feasibility Study”, effective date 5 November, 2018 (the “Technical Report”) by NexGen Energy Ltd. (“NexGen”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release entitled “NexGen Announces 64% Increase In Average Annual After-Tax Cash Flow In Pre-Feasibility Study, After Tax NPV Of $3.7bn, 43% Increase In Indicated Resources, And Initiates The Largest Drill Campaign In Company's History To Expedite Arrow To Feasibility”, and dated 5 November, 2018 (the “news release”).

I certify that I have read the news release being filed by NexGen and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: 20 December 2018

“Signed and sealed”

Mark Mathisen, CPG

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